BVLGARI

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 15 November 2005



By International Courier UPS

Bulgari File Number: **82-34836**

SUPPL

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Press Release "Third Quarter 2005"
- Presentation "Third Quarter and 9 Month Results"

Best Regards,

Costanzo Rapone
Bulgari S.p.A.
General Counsel

82-34836

THE BVLGARI GROUP

Fiscal Year 2005

Third Quarter and 9 Month Results

November 14th 2005

BVLGARI

ng the presentation please choose "Pure B/W" option

All 2004 and 2005 figures
are IAS-IFRS compliant

Previous years' figures were not restated
and are Italian GAAP

FINANCIAL HIGHLIGHTS
Q3 2005 and 9 MONTHS 2005

os.	Q3 2005	Q3 2004	DELTA Q3 05/04
UES - REPORTED	218.1	203.3	+7.3%
UES – AT CONST.FX			+8.1%
PROFIT	140.6	127.6	+10.2%
TING EXPENSES	108.8	92.6	+17.5%
TISING & OTION EXPENSES	22.2	20.9	+6.1%
	31.9	35.0	-9.1%
ROFIT	26.3	28.5	-7.6%

BVLGARI

FINANCIAL HIGHLIGHTS
Q3 2005 and 9 MONTHS 2005

[left edge cut off] S.	Q3 2005	Q3 2004	DELTA Q3 05/04	9M 2005	9M 2004	DELTA 9M 05/04
[left edge cut off] UES - REPORTED	218.1	203.3	+7.3%	607.3	556.6	+9.1%
[left edge cut off] UES – AT CONST.FX			+8.1%			+9.8%
[left edge cut off] PROFIT	140.6	127.6	+10.2%	391.2	350.1	+11.8%
[left edge cut off] TING EXPENSES	108.8	92.6	+17.5%	320.9	273.2	+17.4%
[left edge cut off] TISING & [left edge cut off] TION EXPENSES	22.2	20.9	+6.1%	77.5	63.9	+21.3%
[left edge cut off]	31.9	35.0	-9.1%	70.4	76.9	-8.4%
[left edge cut off] OFIT	26.3	28.5	-7.6%	55.3	62.5	-11.6%

BVLGARI

REVENUES – Q3 2005

DETAILS BY PRODUCT LINE

PRODUCT CATEGORY	Q3 2005		VARIATION % 2005/2004 THIRD QUARTER	
			REPORTED	AT COMP.FX
	MEUR	% ON TOTAL SALES	% GROWTH	
JEWELRY	85.9	39.4%	+6.5%	+7.3%
WATCHES	63.6	29.1%	-2.4%	-1.3%
PERFUMES	44.7	20.5%	+18.5%	+19.4%
ACCESSORIES	18.4	8.4%	+21.5%	+22.2%
ROYALTIES AND OTHER	5.7	2.6%	+19.9%	N.A.
TOTAL	218.1	100%	**+7.3%**	**+8.1%**

BVLGARI

REVENUES – JAN/SEP 2005

DETAILS BY PRODUCT LINE

PRODUCT CATEGORY	JAN/SEP 2005		VARIATION % 2005/2004 JAN-SEP	
			REPORTED	AT COMP.FX
	MEUR	% ON TOTAL SALES	% GROWTH	
JEWELRY	249.3	41.0%	+6.8%	+7.5%
WATCHES	171.7	28.3%	-1.6%	-0.5%
PERFUMES	115.1	19.0%	+20.6%	+21.0%
ACCESSORIES	54.6	9.0%	+29.4%	+30.0%
ROYALTIES AND OTHER	16.6	2.7%	+52.8%	N.A.
TOTAL	607.3	100%	**+9.1%**	**+9.8%**

BVLGARI

REVENUES – Q3 2005

DETAILS BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	Q3 2005		VARIATION % 2005/2004 THIRD QUARTER	
	MEUR	% ON TOTAL SALES	REPORTED	AT COMP.FX
			% GROWTH	
ITALY	34.3	15.7%	+25.6%	+25.6%
EUROPE W/OUT ITALY	50.7	23.2%	+9.3%	+9.3%
AMERICAS	30.0	13.8%	+4.3%	+4.7%
JAPAN	57.6	26.4%	+12.5%	+13.6%
FAR EAST	31.2	14.3%	-14.2%	-16.2%
MIDDLE EAST AND OTHER	14.3	6.6%	+8.2%	n.a.
TOTAL	218.1	100%	**+7.3%**	**+8.1%**

REVENUES – JAN/SEP 2005

DETAILS BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	JAN/SEP 2005		VARIATION % 2005/2004 JAN-SEP	
	MEUR	% ON TOTAL SALES	REPORTED	AT COMP.FX
			% GROWTH	
ITALY	85.9	14.1%	+18.7%	+18.7%
EUROPE W/OUT ITALY	140.2	23.1%	+7.2%	+7.2%
AMERICAS	91.3	15.0%	+17.0%	+19.5%
JAPAN	155.3	25.6%	+14.6%	+16.2%
FAR EAST	97.6	16.1%	-2.1%	-2.8%
MIDDLE EAST AND OTHER	37.0	6.1%	-7.9%	n.a.
TOTAL	607.3	100%	**+9.1%**	**+9.8%**

BVLGARI

ADVERTISING AND PROMOTION

INVESTMENTS IN M.EURO AND AS A % ON REVENUES


19
24
33
50
61
82,3
102,3
76,2
80,7
96,4
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
9.6% 10.2% 11.1% 13.6% 12.6% 12.2% 13.4% 9.9% 10.6% 11.6%
n tot.revenues


+21.3%
63,9
77,5
9m 2004
9m 2005
11.5%
12.8%

BVLGARI

GROSS MARGIN EVOLUTION



60,9%
60,5%
62,8%
64,5%
q3 2002
q3 2003
q3 2004
q3 2005

BVLGARI

NET WORKING CAPITAL

Me euro	30.09.02	30.09.03	30.09.04	**30.09.05**
RECEIV.	112.3	118.8	130.0	**142.9**
INVENTORY	518.5	466.8	473.9	**520.9**
PAYABL.	(75.8)	(82.6)	(105.3)	**(103.0)**
NWC*	555.0	503.0	498.6	**560.8**

ROTATION (DAYS)	30.09.02	30.09.03	30.09.04	**30.09.05**
INVENTORY	251	219	212	**213**
NWC*	268	236	223	**229**

* Excluding other payables and other receivables

BVLGARI

CAPITAL EXPENDITURE

M.EURO	9m 2003	9m 2004	9m 2005
TANGIBLE	18.7	22.8	22.1
INTANGIBLE	5.5	8.7	21.2*
TOTAL	24.2	31.5	43.3

BVLGARI

*= of which, Key-money for some 2006 store openings eur 14.4m

BALANCE SHEET HIGHLIGHTS

M.EURO



GEARING
49%
29%
15%
26%



504
543
595
621
-247
-156
-91
-159
30.09.02
30.09.03
30.09.04
30.09.05
net equity
net cash

BVLGARI

QUESTIONS & ANSWERS

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Disclaimer

ocument is for institutional investors only and is not available to private customers. This document is being supplied to a number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by nts to any other person.

no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to curities in any jurisdiction.

vestor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own ndent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, Bulgari S.p.A or its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

ocument contains certain forward looking statements and key financial goals which reflect management's current views, tes, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that ause actual results to differ materially from those contained in the forward looking statements and key financial goals.

al risks and uncertainties include, amongst other things, internal, industry and external factors, such as general nic conditions

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BVLGARI

Bulgari Group: revenues continue to grow in the third quarter 2005

- **Turnover: 218.1 million Euro (+8.1% at comparable exchange rates)**
- **Gross margin: 64.5% vs. 62.8% in 2004**
- **Operating profit: 31.9 million Euro (-9.1%)**
- **Net profit: 26.3 million Euro (-7.6%)**

Rome, November 14th 2005 – The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements for the Bulgari Group related to the third quarter 2005 which highlight a **turnover** of 218.1 million Euro increased by 8.1% at comparable exchange rates (+7.3% at current exchange rates) in comparison with the same period of last year. The sales increase can be considered satisfying in consideration of the challenging base (+14.0% at comparable exchange rates in the third quarter 2004 compared to 2003), but was negatively conditioned by extraordinary exogenous factors like the terrorist attacks in United Kingdom of last July and the hurricanes that hit the United States this summer.

In the period July-September 2005 the jewellery segment, core business of the company, registered, once again, a significant sales increase (+7.3% compared to the third quarter 2004) despite the high comparison base of last year (+14.6%). The watch segment registered a slight dip (–1.3%) that must be compared with the high base posted in the same quarter of last year (+23.6%), while the trend for the first nine months was substantially stable (-0.5%). It is worth mentioning that the new model *Assioma* was released in the stores only in the second half of September and the preliminary sales results are extremely encouraging. Perfumes continued to register a strong growth (+19.4%) in this quarter with the contribution of all the fragrances and in particular of the men's fragrance *Aqva*. Accessories confirmed their outstanding performance (+22.2% in the quarter and +30.0% in the first nine months), thus consolidating as a segment that the company wants to invest on more aggressively with the opening in the following months of a network of fully dedicated stores whose the first one will be inaugurated in Osaka (Japan) at the end of November.

As far as geographical areas are concerned, sales continued to increase in Japan (+13.6%) and must be compared with a very high base (+31.7% in the third quarter 2004 compared to 2003). Sales in United States increased as well (+4.7% and despite the challenging base of 17.3% in third quarter 2004 compared to 2003), although penalised by a particularly difficult summer season from a climatic point of view. Sales trend in the Far East registered a decrease (-16.2%) due to a general weakness of the market, while Middle East posted a good performance (+8.2% at comparable exchange rates). It must be underlined that Italy showed encouraging signs of recovery in the quarter with an increase of 23.8% - excluding the additional contribution of the Bulgari Hotel - and Europe registered a growth as well (+9.3% at current exchange rates).

All the variations are reported at comparable exchange rates excepting different indications.

Gross profit went from 127.6 million Euro in the third quarter 2004 to 140.6 million Euro in the third quarter 2005 (+10.2%) showing an increase of the gross margin from 62.8% to 64.5%. This improvement is particularly significant in consideration of the unfavourable product mix and of the rise in prices of the main raw materials (and in particular the price of gold, expressed in Swiss Francs, which increased by about 9.0% in the period May-August 2005 compared to the same period of last year) and testifies, once again, the efficacy of the measures adopted to increase productive efficiency and to reach a greater vertical integration in strategic sectors.

The **global operating costs** went from 92.6 million Euro to 108.8 million Euro (+17.5%) with an increase due, above all, to the opening of new stores, to the inclusion of the new acquired companies (50% stake of Crova, 50% stake of Cadrans Design and 51% stake of Prestige D'Or) in the consolidated accounts of the Group and to the integration of the direct distribution of the perfumes in the USA market. **Operating profit** was 31.9 million Euro (-9.1% compared to 35.0 million Euro posted on the same quarter 2004 and to be compared an extremely challenging base of +29.6% in the third quarter 2004 versus the third quarter 2003).

Net profit was 26.3 million Euro compared to 28.5 million Euro of the third quarter 2004 (-7.6%) and equal to 12.1% of turnover (14.0% in 2004). It must be compared with the extremely high base of +51.1% in the third quarter 2004 versus the third quarter 2003.

Financial net indebtedness of the Group as of 09.30.2005 was 159.4 million Euro compared to 90.6 million Euro as of 09.30.2004 and to 13.0 million Euro as of 12.31.2004. The increase of the indebtedness in these first nine months, compared to the end of 2004, must be essentially attributed to the last May dividend distribution for more than 65 million Euro, the double of 2004, and to the physiological increase of the inventory for the new products in anticipation of the holiday season, when the sales normally reach the highest level. In comparison to September 30th 2004, in fact, inventory increased by 10% and therefore in line with the sales growth.

In the first nine months of the year investments were 43.3 million Euro and in particular the investments in tangible assets (new stores opened in the first nine months) amounted to 22.1 million Euro, while investments of 14.4 million Euro in the key money of some stores to be opened in 2006 were already paid (consequently, the global investments in intangible assets are equal to 21.2 million Euro).

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"The sales performance of the third quarter presented today confirmed the positive trend in the segment of jewellery and perfumes already registered in the past six months. Accessories continued their extraordinary increase so consolidating as an important strategic asset for the Group which decided to invest more aggressively in this sector with new and ambitious projects. As for watches – substantially stable in the nine months – I am convinced, also in consideration of the preliminary sales indications of Assioma, that the results will considerably improve in the last part of the year. There is no doubt that the quarter registered sales performances - and therefore operating profits - penalised by the terrorist attacks in United Kingdom and by the hurricanes in Unites States, where sales performance was lower than our expectations. Considering the exceptionality of these factors and the excellent sales*

trend registered in October, I have reasons to believe that, given a good sales performance in the holiday season, the 2005 turnover can grow by more than 10% at comparable exchange rates with a similar increase for profits."

Bulgari is one of the global players on the luxury market. In 2004 the Group posted a turnover of 832 million Euro, a net profit of 109 million Euro (IAS/IFRS restated). With a market capitalization of about 2.679 million Euro (as of 11.11.2005), Bulgari relies on a distribution network of 194 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

BVLGARI

M.EURO	**Q3 05**	**Q3 04**	**DELTA Q3 05/Q3 04 REPORTED**	**DELTA Q3 05/Q3 04 AT COMPARABLE EXCHANGE RATES**
TURNOVER	**218.1**	203.3	+7.3%	+8.1%
OPERATING PROFIT	**31.9**	35.0	-9.1%	N.A.
NET PROFIT	**26.3**	28.5	-7.6%	N.A.

BULGARI GROUP - REVENUES BY PRODUCT CATEGORY

PRODUCT CATEGORIES	**Q3 2005**	Q3 2004	**GROWTH% Q3 2005/ Q3 2004**		GROWTH% Q3 2004/ Q3 2003	
M. EURO			REPORTED	AT COMPARABLE EXCHANGE RATES	REPORTED	AT COMPARABLE EXCHANGE RATES
JEWELS	85.9	80.6	+6.5%	+7.3%	+12.2%	+14.6%
WATCHES	63.6	65.1	-2.4%	-1.3%	+20.4%	+23.6%
PERFUMES	44.7	37.7	+18.5%	+19.4%	-6.5%	-4.9%
ACCESSORIES	18.4	15.1	+21.5%	+22.2%	+26.2%	+27.1%
HOTEL	2.5	1.6	+52.3%	N.A.	N.A.	N.A.
ROYALTIES & OTHER	3.2	3.1	+2.8%	N.A.	-13.7%	N.A.
TOTAL	218.1	203.3	+7.3%	+8.1%	+11.8%	+14.0%

BULGARI GROUP - REVENUES BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREAS	**Q3 2005**	Q3 2004	**GROWTH % Q3 2005/ Q3 2004**		GROWTH % Q3 2004/ Q3 2003	
M. EURO			REPORTED	AT COMPARABLE EXCHANGE RATES	REPORTED	AT COMPARABLE EXCHANGE RATES
ITALY	34.3	27.3	+25.6%	N.A.	+25.4%	N.A.
EUROPE	50.7	46.3	+9.3%	N.A.	-8.3%	N.A.
AMERICA	30.0	28.8	+4.3%	+4.7%	+9.2%	+17.3%
JAPAN	57.6	51.2	+12.5%	+13.6%	+29.9%	+31.7%
FAR EAST	31.2	36.4	-14.2%	-16.2%	+9.3%	+13.9%
MIDDLE EAST/OTHER	14.3	13.3	+8.2%	N.A.	+26.7%	N.A.
TOTAL	218.1	203.3	+7.3%	+8.1%	+11.8%	+14.0%

Source: Bulgari S.p.A. – Not audited results IAS/IFRS restated.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/